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                                                                    EXHIBIT 99.1



RICHARD L. SCOTT INVESTMENTS, LLC


                             1415 PANTHER LANE, SUITE 322, NAPLES, FLORIDA 34109
                             TEL: (239) 591-6671  FAX: (239) 591-6705

                                  June 4, 2004

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Special Committee
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, Florida 33309

Gentlemen:

         Richard L. Scott Investments, LLC ("Scott") and its affiliates currently hold approximately 9.9% of the outstanding shares of common stock of The Stephan Co. (the "Company"). We are prepared to purchase all outstanding shares of common stock of the Company for a cash payment of $5.00 per share contingent on (a) the waiver by the appropriate parties of any change of control payments due to employees, directors or officers of the Company as a result of a transaction between Scott and the Company, (b) the waiver of any termination fee due to Gunhill Enterprises, Inc ("Gunhill"), Eastchester Enterprises, Inc. ("Eastchester") or any other party for the termination of the merger agreement between the Company, Gunhill and Eastchester, (c) the waiver of any bonuses payable to employees, directors or officers of the Company not approved by Scott, (d) satisfactory due diligence review of the Company by Scott, and (e) acceptance of our proposal on or before 5 pm EST on June 18, 2004. It is our understanding that independent directors of the Company have not approved the above-mentioned change of control payments, bonuses, and termination fee. We presently have the available funds necessary to effect this transaction. To that end, we are prepared to negotiate and enter into a mutually acceptable purchase transaction with the Company.

         Our objective is to work with management, the Board of Directors and the Special Committee in a professional and constructive manner to complete this transaction.


                                Very truly yours,

                                RICHARD L. SCOTT INVESTMENTS, LLC


                                By:  /s/ Richard L. Scott
                                     Richard L. Scott, Chief Executive Officer